SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

MAKO Surgical Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

560879108
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 560879108
1	NAME OF REPORTING PERSONS Z-KAT, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,406,257 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,406,257 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,406,257 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON CO

(1)           Consists entirely of 1,406,257 shares owned of record by Z-KAT, Inc.

Item 1.

1(a) Name of Issuer:

MAKO Surgical Corp. (the "Issuer")

1(b) Address of the Issuer's principal executive offices:

2555 Davie Road
Ft. Lauderdale, Florida 33317

Item 2.

2(a) Name of person filing:

Z-KAT, Inc. (the “Reporting Person”)

2(b) Address or principal business office or, if none, residence:

5011 S. State Road 7, Suite 106
Davie, Florida 33314

2(c) Citizenship:

The Reporting Person is incorporated and existing under the laws of the State of Florida.

2(d) Title of class of securities:

Common Stock, par value $0.001 per share (“Common Stock”)

2(e) CUSIP No.:

560879108

Item 3.

Not applicable.

Item 4.  Ownership

(a) Amount beneficially owned:

The Reporting Person beneficially owns 1,406,257 shares of the Issuer’s Common Stock.

(b) Percent of class

The Issuer's most recent proxy statement filed on December 19, 2008, indicates that the total number of outstanding shares of Common Stock as of December 12, 2008 was 24,951,157. Based on the Issuer's outstanding shares of Common Stock as of December 12, 2008, the Reporting Person beneficially owns 5.6% of the outstanding shares of Common Stock of the Issuer.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,406,257

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

1,406,257

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item  7.   Identification and Classification of the Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Dated: February 27, 2009	Z-KAT, Inc.

	By:	/s/ John Whitman
Print Name: John Whitman
Title: Chairman of the Board